UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Reports in Certain Media

Tokyo, November 9, 2017 — Certain reports were published today in various media outlets including The Nikkei regarding an investment in a bank in Indonesia by The Bank of Tokyo-Mitsubishi UFJ, Ltd., the consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc. (the “Company”). However, these reports are not based on any announcement made by the Company. The Company is strategically considering various investment opportunities in Indonesia. The Company will make a public announcement promptly if any matter requiring disclosure occurs.

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Contact:

Mitsubishi UFJ Financial Group, Inc.
Public Relations Division
Tel: 81-3-3240-7651